Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-158385
March 2, 2012

HSBC USA Inc.

Final Term Sheet:

Issuer:	HSBC USA Inc.
Lead Manager:	HSBC Securities (USA) Inc.
Structure:	3-year Senior Notes
Ratings:	A1/A+/AA (Negative/Stable/Negative)
Pricing Date:	March 2, 2012
Settlement Date:	March 7, 2012 (T+3)
Maturity Date:	February 13, 2015
Form of Note:	Senior Notes
Form of Offering:	SEC Registered
CUSIP/ISIN:	40428H PG1 / US40428HPG10
Co-Managers:

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Comerica Securities, Inc.

Fifth Third Securities, Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Transaction Details:

Principal Amount:	$750,000,000 (reopening of $1,500,000,000 of 2.375% Senior Notes due February 13, 2015, issued on February 13, 2012)
Benchmark Treasury:	UST 0.25% due February 15, 2015
Treasury Yield:	0.389%
Treasury Price:	99-19
Re-offer Spread:	UST + 155 basis points
Coupon:	2.375%
Re-offer Yield:	1.939%
Accrued Interest Payable to Issuer:	$1,187,500 accrued from February 13, 2012 up to but excluding March 7, 2012
Reopening Price:	101.237% (plus accrued interest from February 13, 2012 up to but excluding March 7, 2012)
Reopening Gross Proceeds:	$759,277,500 (excluding accrued and unpaid interest)
Net Proceeds:	$757,402,500 ($758,590,000 including accrued interest from February 13, 2012 up to but excluding March 7, 2012)
Interest Payment Dates:	Semi-annual on each February 13 and August 13, commencing August 13, 2012
Call Features:	NCL
Day Count Convention:	30/360
Minimum Denominations:	$100,000 and integral multiples of $1,000 thereafter
Principal Paying Agent:	HSBC Bank USA, N.A.
Additional U.S. Federal Income Tax Considerations:	The following discussion supplements and should be read in conjunction with, the preliminary prospectus supplement dated March 2, 2012 and the accompanying prospectus dated April 2, 2009:

Certain Additional U.S. Federal Income Tax Considerations Relating to the Notes

Pre-issuance Accrued Stated Interest. A portion of the price paid for the Notes will be allocable to stated interest that “accrued” prior to the date the Notes are issued (the “pre-issuance accrued stated interest”). For U.S. federal income tax purposes, the Issuer intends to take the position that a portion of the stated interest received, in an amount equal to the pre-issuance accrued stated interest, on the first interest payment date of a Note should be treated as a return of the pre-issuance accrued stated interest and not as a payment of stated interest on the note. Amounts treated as a return of pre-issuance accrued stated interest should not be taxable when received but should reduce a holder’s adjusted tax basis in a Note by a corresponding amount. For a detailed discussion relating to certain United States federal income tax consequences to holders of the acquisition, ownership and disposition of the Notes, see “Certain U.S. Federal Income Tax Considerations Relating to Debt Securities” in the Prospectus dated April 2, 2009.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.